January 18, 2019

Canadian Securities Exchange
220 Bay Street, 9th Floor
Toronto, Ontario M5J 2W4

Dear Sirs/Mesdames:

Re:	C21 Investments Inc. (the “Company”)
Confirmation of Acquisition

Pursuant to CSE Policy 6 Distributions and in connection with the acquisition of all of the outstanding membership interests in Silver State Relief, LLC and Silver State Cultivation, LLC (together “Silver State”) as described in the Amended CSE Form 9 dated January 14, 2019, the Company confirms that it closed on the acquisition and confirms receipt of all of the membership interests in Silver State.

C21 INVESTMENTS INC.

SIGNED: “Michael Kidd”

Per:
Michael Kidd
Chief Financial Officer

C21 INVESTMENTS
595 Howe Street, Suite 303
Vancouver BC, Canada V6C 2T5
Phone: (604) 336-8613 / Email: info@cxxi.ca